April 27, 2009

AS FILED ON EDGAR AND
VIA FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549
Attn: Tabatha Akins

Re:	Synovics Pharmaceuticals, Inc.
Item 4.01 Form 8-K, filed March 17, 2009
File No. 000-22011

Dear Ms. Akins:

      On behalf of Synovics Pharmaceuticals, Inc., a Nevada corporation (the “Company”), please be advised that the undersigned has received and read your letter, dated March 18, 2009, with regard to Item 4.01 of the Current Report on Form 8-K filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on March 17, 2009.

      The Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SYNOVICS PHARMACEUTICALS, INC.

By:	/s/ Mahendra Desai
Name: Mahendra Desai
Title: Chief Financial Officer